EXHIBIT 99.93

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.	Name and Address of Corporation

High Tide Inc. (“HITI” or the “Company”)
Unit 112, 11127 - 15 Street N.E.

Calgary, Alberta
T3K 2M4

Item 2.	Date of Material Change

November 18, 2020.

Item 3.	News Release

A news release was disseminated on November 18, 2020 via NewsWire.

Item 4.	Summary of Material Change

The Company and Meta Growth Inc. (“Meta”) are pleased to announce that they have successfully closed the previously announced merger between the two companies by way of a plan of arrangement (the “Transaction”), pursuant to which the Company has acquired all of the issued and outstanding shares of Meta (“Meta Shares”).

Item 5.	5.1 Full Description of Material Change

The Transaction was affected by way of a plan of arrangement under the Business Corporations Act (Alberta). Pursuant to the terms of the arrangement agreement dated August 20, 2020 between the Company and Meta, the Company acquired all of the issued and outstanding Meta Shares, with each shareholder of the Meta (the “Meta Shareholders”) receiving 0.824 of a common share of the Company (“High Tide Shares”) for each Meta Share. After closing the Transaction, previous Meta Shareholders now hold approximately 45.625% ownership in the Company (on a pro forma, fully-diluted, in-the-money and as converted basis).

Two (2) independent directors of Meta – Michael Cosic and Christian Sinclair – have been appointed to serve on the board of directors of the Company, and replace Nader Ben Aissa and Binyomin Posen, who have resigned from their positions as directors of the Company.

Raj Grover, Chief Executive Officer of the Company and his team will lead the combined entity going forward.

On November 17, 2020, the TSX Venture Exchange (“TSXV”) granted the Company, as a Tier 2 Industrial Issuer, final approval for the listing of: (i) 436,153,806 High Tide Shares; (ii) 40,076,412 warrants, each exercisable into one High Tide Share at a price of $0.35 per share until February 6, 2023; and (iii) $21,150,000 in secured convertible debentures of Meta, which are convertible into High Tide Shares at a price of $0.22 per share until November 30, 2022 and bear interest at a rate of 8% per annum. Further, as of November 19, 2020, the Meta Shares have been delisted from the TSXV, and the High Tide Shares have been delisted from the Canadian Stock Exchange (“CSE”). Trading of the High Tide Shares on the TSXV resumed November 19, 2020.

The Transaction was an arm’s length transaction pursuant to applicable regulatory policies.

ATB Capital Markets Inc. acted as financial advisor and Garfinkle Biderman LLP acted as legal counsel to the Company in connection with the Transaction.

Echelon Wealth Partners Inc. acted as financial advisor and Borden Ladner Gervais LLP acted as legal counsel to Meta in connection with the Transaction.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Raj Grover – Chief Executive Officer

Tel: (403) 770-9435 Email: raj@hightideinc.com

Item 9.	Date of Report

November 25, 2020.